
Salt Lake City
Tintic Mining
District
Juab County
STATE OF UTAH


N
W
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Figure 1

VALLEY HIGH MINING COMPANY
NORTH BECK JOINT VENTURE PROPERTY

INDEX MAP

January, 2006

Map by:
NORTH AMERICAN EXPLORATION, INC.
447 North 300 West, Suite 3, Kaysville, UT 84037
(801) 544-3421